EXHIBIT 12

Federal Home Loan Bank of Boston

Computation of Ratio of Earnings to Fixed Charges

(dollars in thousands)

	For the Six Months Ended June 30,		For the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000

Earnings
Income before assessments	$67,573	$63,256	$121,994	$124,628	$103,173	$156,236	$199,235
Fixed charges	702,993	450,517	964,484	1,020,447	1,212,801	1,734,195	2,084,660

Income before assessments and fixed charges	770,566	513,773	1,086,478	1,145,075	1,315,974	1,890,431	2,283,895

Fixed Charges
Interest expense	702,389	449,937	963,299	1,019,216	1,211,715	1,733,509	2,083,994
1/3 of net rent expense (1)	604	580	1,185	1,231	1,086	686	666

Total fixed charges	$702,993	$450,517	$964,484	$1,020,447	$1,212,801	$1,734,195	$2,084,660

Ratio of earnings to fixed charges	1.10	1.14	1.13	1.12	1.09	1.09	1.10

(1) Represents an estimated interest factor.